SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST QUARTER 2005 RESULTS

Curitiba, Brazil, May 16, 2005 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the first quarter of 2005. All figures included in this report are in thousands of Reais (R$)1000, and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS
  Net Operating Revenue: R$ 1,149.3 million - a 26.9% increase compared to the first quarter of 2004.
  Operating Income: R$ 130.2 million – a 14.2% drop compared to the same period of 2004.
  Net Income: In the first quarter of 2005, COPEL’s net income reached R$ 78.4 million (R$ 0.2865 per thousand shares).
  Increase in total power consumption through direct distribution in the first quarter of 2005: 2.4%.
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 224.9 million.
  Return on Equity: 6.01% per year.
  Debt / Shareholders’ Equity ratio: 33.87%.
  COPEL’s consolidated balance sheet presents, in addition to the wholly owned subsidiaries figures (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações) Compagas’ figures. In order to maintain the comparison base, 1Q04 financial statements were reclassified.

Copel’s Investor Relations Department ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(55 41) 3331-4311	(55 41) 3331-4359

www.copel.com

1Q05 KEY EVENTS

- New CEO: On February 1st, Mr. Rubens Ghilardi took office as COPEL´s Chief Executive Officer and announced he would carry on the Company’s capital expenditure plan with focus on Transmission and Distribution, the renegotiation of the agreement with UEG Araucária and all other ongoing programs.

Mr. Ghilardi, a business manager and economist who had worked for the Company for 30 years, was Chief Economic and Financial Officer of COPEL between 1987 and 1993, and Chief Distribution Officer between 2003 and 2005. He was also Chief Administrative and Financial Officer of Escelsa, and Chief Financial Officer of Itaipu Binacional. He is also keeping his position as COPEL´s Financial and Investor Relations Officer.

- Net Income: COPEL recorded a 1Q05 net income of R$ 78.4 million, equivalent to R$ 0.2865 per thousand shares.

- Market expansion: Total power consumption throughout COPEL’s direct distribution area grew by 2.4% in the first quarter of 2005.

Residential, commercial, and rural consumer segments increased by 3.4%, 5.7%, and 4.1%, respectively. The good performance of the commercial segment results from greater credit availability, which has spurred the economy and led to a substantial increase in the number of commercial customers power connections in comparison with the last five years. The growth of the rural segment is due mainly to the increase in exports of agricultural, livestock, and agro-industrial products, which resulted in higher income for the producers, enabling them to invest in electric machinery. The expansion of residential consumption was caused by a 2.9% increase in the number of customers and from higher average consumption in the first quarter (plus 0.4% over the first quarter of 2004).

Industrial consumption (not including free customers outside COPEL’s concession area) remained steady in the first quarter.

- Overdue customers: The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187.0 million, or 5.4% of the Company’s 12-month gross revenues. In December 2003, this figure had dropped to 2.6% of the 12-month gross revenues, or R$ 114.0 million, and in December 2004, it reached R$ 106.8 million (or 2.3% of gross revenues). In March 2005, the rate of overdue bills remained at 2.3% (or R$ 110.4 million). The levels of overdue bills are calculated by dividing the amounts overdue for 15 to 360 days by the 12-month gross revenues.

- UEG Araucária: On August 14th 2003, COPEL filed a lawsuit against UEG Araucária ("Ação Cautelar de Produção Antecipada de Provas"), which is currently at its final stage: the court-ordered expert investigation has already been concluded, and the resulting report shall soon be submitted to court. Under this lawsuit COPEL aims to gather proof in advance to demonstrate the current technical impossibility of operating the facility in a continuous, safe, and permanent manner.

In July 2004, another arbitration hearing took place in Paris. COPEL reaffirmed its argument against the arbitration, pointing out to the fact that a Brazilian court has judged to be null and void the clause providing for arbitration to settle the disputed contract, which led to the procedures in Paris.

On December 6th 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand, but assured that it would not consider administrative decisions already taken by the National Electric Energy Agency (ANEEL), such as the refusal to ratify the agreement between UEG Araucária and COPEL. This ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter.

Even though COPEL will not recognize the jurisdiction of the Arbitration Court over this matter, it will continue to defend its interests before it, to prevent that the proceedings go on in absentia. By May 15th 2005, the Company should file a statement justifying its counterclaims against UEG Araucária and listing the pieces of evidence it intends to submit before the Arbitration Court, but such deadline was postponed until May 30 at the request of UEG Araucária on account of a rearrangement of the Court´s schedule. In early 2005, a committee was assembled with representatives of COPEL, Petrobras, and El Paso in order to negotiate a final deal regarding the issues of UEG Araucária.

- Electricity Auction: COPEL participated in the 2nd auction of existing electricity, which took place on April 2nd, 2005. At this event, COPEL Generation sold 80 MW/year for the 2008-2015 period for a price of R$ 82,32/MWh; and COPEL Distribution bought 53,7 MW/years for the 2008-2015 period for a price of R$ 83,13/MWh

- Reduction in the Rate Discount: As of February 1st 2005, the average discount afforded to customers who pay their bills when due was set at 8.2% off the rates approved under ANEEL Resolution #146/2004, thus resulting in an average rate increase of 5%.

- Debentures: On April 25th 2005, CVM (the Brazilian Securities and Exchange Commission) approved the filing of COPEL´s 3rd Issuance of Debentures, under a R$ 1 billion Debenture Program. On the same date CVM also authorized the first issue under the scope of this Program in the amount of R$ 400 million. Out of this total, R$ 360 million correspond to public distribution under the firm commitment scheme by Banco do Brasil, Bradesco, HSBC, Itaú BBA, Santander, and Unibanco, and R$ 40 million to distribution under the best efforts scheme.

The current issue matures in 4 years and the ratings achieved for this operation were A+ by Fitch and A1 by Moody’s. The resources from this series were employed in full to pay off the Eurobonds issued by the Company in 1997 in the amount of US$ 150 million.

- CRC: Agreement: Under the 4th amendment to the CRC Agreement, signed on January 21st 2005, COPEL and the State Government renegotiated the outstanding CRC account balance of R$ 1.197 million, which shall now be paid in 244 installments recalculated under the "price" amortization schedule, starting on January 30th 2005.

The remaining clauses of the original agreement will continue in effect, being the amounts restated according to the IGP-DI inflation index plus interest rate of 6.65% per year.

The Government of Paraná has been paying the renegotiated installments when due according to the 4th amendment to the agreement.

- Compagas: Due to the consolidation of the data pertaining to Compagas, COPEL´s financial statements for the first quarter of 2004 were reclassified.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

In the first quarter of 2005, total power consumption through direct distribution reached 4,503 GWh, up by 2.4% versus the volume recorded in the same period of 2004. This consumption growth reflects, mainly, the increase in the commercial, rural and residential classes, with variations of 5.7%, 4.1% and 3.4% respectively. Taking into consideration free consumers outside the State of Paraná, total consumption reached 4,615 GWh.

The commercial segment growth in the first quarter remained at 2004 levels. Such performance is a result of the increased credit available that led to improved economic activity and, therefore, to a greater number of new connections compared to the last five years (3.6%) .

The good performance of the rural segment is mainly due to the increase in exports of agricultural and agribusiness products, that resulted in higher income for rural producers and, consequently, in purchase of additional electric products. The number of consumers in the rural segment increased by 1.5%, totaling 327,773 rural connected consumers on March 31, 2005.

Residential performance is a result of the 2.9% increase in the number of consumers, as well as of the increase in the average consumption in the period (0.4% above the number recorded in the same period of 2004).

Industrial consumption, excluding unregulated “free” consumers outside the State of Paraná, was stable in the quarter. Excluding the consumers that became “free” from the comparison base, the industrial class would have increased 3.1% and the total power consumption at COPEL’s concession area would have risen 3.6% .

The lower consumption of unregulated consumers is due to the termination of contracts of COPEL Distribuição with consumers outside COPEL’s concession area

In March 2005, COPEL’s total number of consumers amounted to 3,203,167, up by 2.8% compared to March 2004, corresponding to 87,944 new consumers.

Consumption by Segment

In GWh

Segment	1st Quarter	1st Quarter	Var.
	2005	2004	%

Residential	1,160	1,122	3.4

Industrial (free costumers inside the State of Paraná included)	1,727	1,727	0.0

Commercial	821	777	5.7
Rural	363	349	4.1
Other	432	422	2.2

Subtotal	4,503	4,397	2.4
Free consumers outside the
State of Paraná (Industrial)	112	315	(64.4)

Total	4,615	4,712	(2.1)

Revenues

Net operating revenues in the first quarter of 2005 reached R$ 1,149.3 million, up 26.9% when compared to the R$ 906.0 million recorded in the first quarter of 2004. This increase mainly reflects:

(i) the lower discounts granted to due consumers, resulting in a 9% average adjustment as from 06/24/2004 and of 5% as from 02/01/2005;

(ii) higher supply revenue reflects the energy sold from COPEL Geração due to the 1st old energy auction (980 MW in average for the period between 2005-2012 at R$ 57.50/MWh); and

(iii) the increase in revenue from the availability of the grid due to transmission tariff readjustment confirmed by ANEEL Resolution 71/2004, in addition to the incorporation of new transmission assets at the Retail and the new tariff for the TUSD – Tariff for the Use of Transmission Grid, after COPEL’s tariff revision.
The “Piped Gas Distribution” section relates to revenues from Compagas’ gas distribution.

Gross Revenue
(R$ thousand)

Revenues	1st Quarter	1st Quarter	Var.
	2005	2004	%

Residential	447,518	402,391	11.2
Industrial	357,303	330,816	8.0
Commercial	261,443	225,015	16.2
Rural	62,229	55,782	11.6
Other segments	97,888	88,274	10.9
Total Retail	1,226,381	1,102,278	11.3
Supply	227,650	104,426	118.0
Use of transmission grid	64,192	43,560	47.4
Telecom	12,478	9,500	31.3
Piped gas distribution	40,360	35,188	14.7
Other	20,791	15,241	36.4

Total	1,591,852	1,310,193	21.5

Revenue Deductions

Pursuant to the Federal Laws # 10,637 and 10,833 the calculation basis for PIS and COFINS changed and rates were increased. Due to these changes, there was an increase in PIS expenses from December 2002 to March 2005 and in COFINS expenses from February 2004 to March 2005.

ANEEL, through directive releases # 302/2005-SFF/ANEEL, acknowledges the Company’s indemnity rights over any additional costs related to PIS and COFINS, defining that concession companies should appraise the financial impact resulting from the changes in PIS and COFINS criteria until the end of the fiscal year and recognize the amounts on the balance sheet. Based on such dispositions the Company recorded, this quarter, R$ 19.4 million, in accordance with the criteria established by ANEEL, as Long-Term Assets, thus reducing PIS and COFINS expenses.

The Company estimates that the recorded amount will be recovered in tariffs as from July 2005, considering that the update criteria and the recovery term are still subject to ANEEL’s definition.

(R$ thousand)

Revenue Deductions	1st Quarter	1st Quarter	Var.
	2005	2004	%

ICMS	319,509	275,519	16.0
PIS/Cofins	78,544	68,078	15.4
RGR	19,329	16,614	16.3
Other	25,143	44,023	(42.9)

TOTAL	442,525	404,234	9.5

Operating Expenses

In the first quarter of 2005, total operating expenses reached R$1,003.6 million, versus the R$ 729.0 million recorded in the same period of 2004. The main reasons for this variation were:

  The 55.6% increase in the “energy purchased for resale” line, because of the amount of energy hired by Copel
  Distribuição in the 1st old energy auction (992 MW in average for the period 2005-2012 at R$ 57.51/MWh) . The main amounts booked are: R$132.0 million from ITAIPU, R$ 79.9 million from CIEN, R$ 17.9 million from Itiquira and R$ 110.3 million from energy auction under the terms of CCEE (Electric power trade chamber).
  The increase in “Use of transmission grid” is due to: (i) tariff readjustments confirmed by ANEEL Resolution 71, of June 30, 2004, and (ii) the amortization of R$ 6.4 million from CVA recovery. Other important factor was the lower deferral from CVA occurred this quarter (R$ 0.7 million) while in the first quarter of 2004 it was R$ 32.7 million.
  The 40.9% increase in “personnel” line was chiefly due to wage raises from the collective labor agreement in March 2004 (5.5% remaining amount from the 2003 labour agreement) and October 2004 (6.5%), to the increase in the number of employees (423 new employees) and to the additional risks agreement (R$ 19.0 million). Disregarding this last non recurring expense, personnel costs would have increased by 21.2%.
  As a result of the consolidation of Compagas, the "raw material and supply for electric power production" line reflects only the amount of purchased gas and other raw materials payable to third-parties.
  The “natural gas purchased for resale and gas operations input” line refers to the total natural gas purchased by Compagas from Petrobras. The provisioned amount regarding the purchase of natural gas from Compagas by COPEL was R$ 76.1 million in the first quarter of 2005.
  The increase in “regulatory charges”, under which the following items were booked: R$ 57.5 million as Fuel Consumption Account - CCC (a 31.2% increase), R$ 18.0 million as financial compensation for the utilization of water resources (up by 23.1%), R$ 36.9 million as Energy Development Account - CDE (a 79.9% variation) and R$ 2.7 million as ANEEL’s electric power services oversight fee and other services (a 47.6% growth).
  The increase in “other operating expenses” was mainly due to the booking of allowance for doubtful accounts. Such provision was calculated in accordance with the ANEEL’s Electric Power Public Providers Booking Manual and, this quarter, amounted to R$ 24.7 million.
	(R$ thousand)

Operating Expenses	1st Quarter	1st Quarter	Var.
	2005	2004	%

Energy purchased for resale	359,829	231,267	55.6

Use of transmission grid	104,841	51,937	101.9

Transport of electricity capacity	6,996	4,165	68.0

Personnel	136,524	96,924	40.9
Pension plan and other benefits	24,218	34,164	(29.1)
Material	13,575	11,118	22.1
Raw material and supply for
electric power production	3,424	8,330	(58.9)
Natural gas purchased for resale
and gas operation input	85,641	77,946	9.9
Third-party services	41,907	44,978	(6.8)
Depreciation and amortization	79,160	76,691	3.2
Regulatory charges	115,088	80,789	42.5
Other operating expenses	32,391	10,683	203.2

Total	1,003,594	728,992	37.7

CVA (Deferred Regulatory Asset)

The following table shows the changes in balances from deferred tariff costs updated by the SELIC rate in the first quarter of 2005:

			(R$ thousand)

Parcel A movement	Balance	Deferral	Amortization	Monetary	Balance
	12.31.04			Update	03.31.05

Purchased electric power (Itaipu)	67,254	(13,801)	(15,328)	1,589	39,714
Transp. of purchased elect. capacity	5,208	451	(1,491)	156	4,324
Use of transmission grid	153,746	734	(6,390)	3,166	151,256
Energy Development Account - CDE	29,527	4,839	(8,931)	1,028	26,463
Electric Power Oversight Fee - ESS	35,635	1,611	(11,412)	1,135	26,969
Fuel Consumption Account - CCC	17,038	2,187	(4,828)	518	14,915

	308,408	(3,979)	(48,380)	7,592	263,641

EBITDA
Earnings before interest, taxes, depreciation and amortization - EBITDA reached R$ 224.9 million in the first quarter of 2005, 11.3% below the number recorded in the same period of the previous year (R$ 253.7 million).

Financial Result
The financial income by the end of March 2005 recorded a 22.3% increase mostly due to higher average cash positions in the period and to the appropriation of interest from the mutual contract with Elejor.

Financial expenses grew 9.1% due to the increase of arrears charges booked in the period, mainly regarding natural gas purchase for UEG Araucária (R$ 35.9 million), and the appropriation of charges from derivative operations in the amount of R$ 12.4 million.

Operating Result
COPEL’s operating result recorded in the first quarter of 2005 totaled R$130.2 million, 14.2% below the first quarter of the previous year.

Non-Operating Result
The non-operating result recorded in the period reflects mainly the net effect of the write off of assets and rights registered under permanent assets.

Net Income
Between January and March 2005, COPEL recorded net income of R$ 78.4 million, a 12.6% drop compared to the same period of the previous year.

Balance Sheet and Capex (Assets)
On 03.31. 2005, COPEL’s total assets amounted to R$ 10,080.0 million.

COPEL’s capex in the first quarter of 2005 was R$ 95.3 million, of which R$ 3.8 million were allocated to power generation projects, R$ 30.8 million to transmission projects, R$ 53.0 million to distribution works, R$ 5.3 million to telecom and R$ 2.4 million to gas plumbing (Compagas).

Balance Sheet (Liabilities)
As of March 31, 2005, COPEL’s total debt amounted to R$ 1,766.3 million, representing a debt/shareholders’ equity ratio of 33.9% .

COPEL’s shareholders’ equity was R$ 5,214.7 million, representing a 5.4% increase over March 2004, and equivalent to R$ 19.06 per thousand shares.

Debt Profile
	(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

Eurobonds	416,286	-	416,286
BID	28,005	130,280	158,285
National Treasury	16,110	136,536	152,646
Eletrobrás	9	72	81
Banco do Brasil S/A	6,292	21,539	27,831

Total Foreign Currency	466,702	288,427	755,129

Local Currency	Short Term	Long Term	Total

Eletrobrás	46,287	345,422	391,709
BNDES	10,409	36,524	46,933
Debentures	6,727	564,484	571,211
Other	199	1,150	1,349

Total Local Currency	63,622	947,580	1,011,202

TOTAL	530,324	1,236,007	1,766,331

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of March 31, 2005

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	11
Number of automated step up substations:	10
Installed capacity:	5,004 MVA

Transmission
Transmission lines:	6,996 km
Number of substations:	125
Number of automated substations:	125
Installed capacity:	15,127 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	227
Number of automated substations:	176
Installed capacity:	1,467 MVA
Number of served localities:	1,112
Number of served cities:	393
Number of consumers:	3,203,167
DEC (outage duration by consumers):	2:51 hours
FEC (outage frequency by consumers):	3.32 times

Telecom
OPGW optical cable:	4,475 km
Self-sustained optical cable:	2,727 km
Number of served cities:	146
Number of consumers:	215

Administration
Number of employees:	6,798
Consumer per distribution branch employee:	657

Financial
Book value per 1,000 shares:	R$ 19.06
EBITDA:	R$ 224.9 million
Liquidity (current ratio):	0.78

Average Tariffs for Energy Purchase

			(R$/MWh)

Energy purchase tariffs	Mar. 2005	Mar. 2004%

CCEAR	57.51	-	-
CIEN	92.67	94.75	(2.2)
Itaipu (purchase)*	91.54	92.43	(1.0)

(*)Furnas tariff included

Retail Tariffs
			(R$/MWh)

Tariffs	Mar. 2005	Mar. 2004%

Residential	269.18	242.86	10.8
Industrial	148.75	122.30	21.6
Commercial	228.69	198.73	15.1
Rural	162.36	141.76	14.5
Other	172.41	147.66	16.8
Total	199.27	169.62	17.5

Energy Supply Tariffs

			(R$/MWh)

Energy supply tariffs	Mar. 2005	Mar. 2004%

Small wholesale concessionaries	78.59	69.49	13.1
CCEAR	57.50	-	-

Energy Flow	(GWh)

Source	Jan – Mar 2005

Own Generation	4,317
Purchased Energy	4,640
Itaipu	1,148
CCEAR	2,141
Cien	864
Other	487

Total available power	8,957

State demand	4,610
Retail	4,503
Wholesale	107
Free Consumers (outside the State of Paraná)	112
Initial Supply and Bilateral Contracts	1,060
CCEAR	2,122
MRE and CCEE	146
Losses	908
Basic grid losses	264
Distribution losses	548
CG contracts allocation	96

CCEAR = Agreement for energy trade at the regulated power market
MRE = Energy relocation mechanism
CCEE = Electric power trade chamber
 CG = Center of gravity of the Submarket (difference between hired energy and energy received from CG – following the agreement).
Amounts subject to changes after the conclusion by CCEE.

Shareholders’ Structure (in thousands of Shares)

March 31, 2005

							Millions of shares

SHAREHOLDERS	ON	%	PREFERRED "A"	%	PREFERRED "B"	%	TOTAL	%

STATE OF PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	27,936	21.8	66,235	24.2
FREE FLOAT	19,566	13.5	123	30.4	100,142	78.1	119,831	43.8
No Brasil	16,649	11.5	123	30.4	59,778	46.6	76,550	28.0
ADS's	2,916	2.0	-	-	40,364	31.5	43,280	15.8
OTHER	607	0.4	281	69.6	142	0.1	1,030	0.3

TOTAL	145,031	100.0	404	100.0	128,220	100.0	273,655	100.0

FINANCIAL STATEMENTS - COPEL

SUMMARIZED FINANCIAL STATEMENTS
AS OF MARCH 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)
ASSETS		Consolidated	Var %

	2005	2004

Current
Cash in hand	505,141	357,438	41.32
Customers and distributors	961,785	745,529	29.01
Allowance for doubtfull accounts	(110,618)	(51,598)	114.38
Third-parties services. net	4,591	2,047	124.28
Dividends receivable	2,886	6,248	(53.81)
Services in progress	5,592	4,467	25.18
CRC transferred to State Government	30,069	112,353	(73.24)
Taxes and social contributions paid in advance	112,103	82,417	36.02
Material and supplies	32,678	24,160	35.26
Account for compensation of "Portion A"	208,470	109,408	90.54
Other	73,386	58,863	24.67

	1,826,083	1,451,332	25.82

Long-term assets
Customers and distributors	52,099	71,651	(27.29)
CRC transferred to State Government	1,180,383	932,700	26.56
Taxes and social contributions paid in advance	525,910	637,956	(17.56)
Judicial Deposits	151,690	121,809	24.53
Intercompany receivables	278,188	74,029	275.78
Account for compensation of "Portion A"	55,171	182,347	(69.74)
Other	147,934	155,919	(5.12)

	2,391,375	2,176,411	9.88

Permanent
Investments	461,013	420,493	9.64
Property. plant and equipment
In service	5,535,422	5,551,633	(0.29)
Construction in progress	600,819	488,778	22.92
( - ) Special liabilities	(734,803)	(683,448)	7.51
	5,401,438	5,356,963	0.83
Deferred	92	241	(61.83)

	5,862,543	5,777,697	1.47

Total	10,080,001	9,405,440	7.17

Compagas’ figures were consolidated only in the last quarter of 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	Consolidated		Var %

	2005	2004

Current
Loans and financing	523,597	123,439	324.17
Debentures	6,727	106,242	(93.67)
Suppliers	952,300	522,766	82.17
Taxes and social contributions	286,462	254,648	12.49
Interest on own capital	90,697	41,792	117.02
Accrued payroll costs	102,708	74,061	38.68
Pension plan and other post-retirement benefits	135,135	90,037	50.09
Regulatory charges	75,251	71,101	5.84
Swap operations	136,982	-	-
Other	29,065	34,228	(15.08)

	2,338,924	1,318,314	77.42

Long-term liabilities
Loans and financing	671,523	1,207,474	(44.39)
Debentures	564,484	417,956	35.06
Suppliers	223,474	264,663	(15.56)
Pension plan and other post-retirement benefits	520,071	570,603	(8.86)
Swap operations	-	42,005	-
Gas not used	-	83,421	-
Taxes and social contributions	67,962	104,362	(34.88)
Intercompany receibables	-	5,287	-
Provision for contingencies	429,283	408,304	5.14
Regulatory charges	-	1,588	-

	2,476,797	3,105,663	(20.25)

Minority interest	49,556	33,522	47.83

Shareholders' equity
Capital stock	3,480,000	2,900,000	20.00
Capital reserves	817,293	817,293	-
Income reserves	839,024	1,140,937	(26.46)
Accrued income	78,407	89,711	(12.60)

	5,214,724	4,947,941	5.39

Total	10,080,001	9,405,440	7.17

QUARTELY INCOME STATEMENT
AS OF MARCH 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)
INCOME STATEMENT		Consolidated	Var %

	2005	2004
Operating revenues
Electricity sales to final customers	1,226,381	1,102,278	11.26
Electricity sales to distributors	227,650	104,426	118.00
Use of transmission plant	64,192	43,560	47.36
Telecom revenues	12,478	9,500	31.35
Piped gas distribution	40,360	35,188	14.70
Other revenues	20,791	15,241	36.41
	1,591,852	1,310,193	21.50

Deductions from operating revenues	(442,525)	(404,234)	9.47

Net operating revenues	1,149,327	905,959	26.86

Operating expenses
Electricity purchase for resale	(359,829)	(231,267)	55.59
Charges for the use of transmission grid	(104,841)	(51,937)	101.86
Transport of electricity capacity	(6,996)	(4,165)	67.97
Payroll	(136,524)	(96,924)	40.86
Pension plan	(24,218)	(34,164)	(29.11)
Material	(13,575)	(11,118)	22.10
Raw material and supplies for generation of electricity	(3,424)	(8,330)	(58.90)
Natural gas purchased for resale and supplies for the gas business	(85,641)	(77,946)	9.87
Third-party services	(41,907)	(44,978)	(6.83)
Depreciation and amortization	(79,160)	(76,691)	3.22
Regulatory charges	(115,088)	(80,789)	42.46
Other expenses	(32,391)	(10,683)	203.20
	(1,003,594)	(728,992)	37.67

Result of operations	145,733	176,967	(17.65)

Equity Investment	4,302	2,282	88.52

Financial income (expenses)
Financial income	94,777	77,465	22.35
Financial expenses	(114,601)	(105,004)	9.14
	(19,824)	(27,539)	(28.01)

Operating income (expenses)	130,211	151,710	(14.17)

Non-operating income (expenses)	(3,848)	(880)	337.27

Income (loss) before income tax	126,363	150,830	(16.22)

Income tax and Social contribution
Income tax	(30,998)	(41,561)	(25.42)
Social contribution	(12,146)	(15,009)	(19.08)
	(43,144)	(56,570)	(23.73)
Net income (loss) before
Minority interest	83,219	94,260	(11.71)

Minority interest	(4,812)	(4,549)	5.78

Net income (loss)	78,407	89,711	(12.60)

Earning per thousand shares	0.2865	0.3278	(12.60)

Compagas’ figures were consolidated only in the last quarter of 2004

STATEMENT OF CASH FLOW
AS OF MARCH 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)
CASH FLOW	Consolidated

	2005	2004
OPERATING ACTIVITIES
Net income for the period	78,407	89,711
Non-cash expenses (revenues):
Provision (reversion) for possible loan losses	24,653	(2,896)
Depreciation and Amortization	79,160	76,691
Long-term monetary variation - net	(24,879)	(2,095)
Equity Result	(5,503)	(3,443)
Deferred Income tax and social contribution	(7,911)	24,113
Provision for long-term liabilities	20,408	29,415
Long-term assets write-offs	21	1,527
Investment write-offs	-	3
Permanent asset at service write-off - net	4,591	1,996
Investment goodwill	1,202	1,202
	91,742	126,513

Current asset variation	(163,535)	39,224
Current liabbility variation	172,632	41,789
Long-term asset increase	(40,481)	(73,629)
Long-term liability increase	4,812	4,549
Total from Operating Activities	143,577	228,157

INVESTMENT ACTIVITIES
Interest in Subsidiaries:
Other coligated companies	(5)	(91)
Dividends receivable	-	510
Permanent Assets investment
In generation	(3,776)	(2,661)
In transmission	(30,813)	(13,142)
In distribution	(53,063)	(31,738)
In telecom	(5,315)	(7,312)
In gas plumbing	(2,375)	(6,038)
Consumers contribution	9,355	5,925
Total from Investing Activities	(85,992)	(54,547)

FINANCING ACTIVITIES
Loans and financing	(21,132)	(22,759)
Debentures	(49,893)	(151,617)
Dividends	(655)	(4,495)
Total from Financing Activities	(71,680)	(178,871)

TOTAL CHANGE IN CASH POSITION	(14,095)	(5,261)

Cash position - beginning of the period	519,236	362,699
Cash position - end of the period	505,141	357,438

Cash variation	(14,095)	(5,261)

SUMMARIZED FINANCIAL STATEMENTS
AS OF MARCH 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TELECOM	PAR	COM

Current
Cash in hand	239,601	11,434	125,698	1,345	24	17,921
Customers and distributors	295,207	71,257	728,725	-	-	467,451
Third-parties services, net	1,999	110	284	4,578	-	-
Dividends receivable	-	-	-	-	6,914	-
Services in progress	913	2,844	462	-	231	-
CRC transferred to State Government	-	-	30,069	-	-	-
Taxes and social contributions paid in advance	45,968	12,314	62,198	3,414	4,051	1
Material and supplies	55	9,194	18,743	4,225	-	460
Account for compensation of "Portion A"	-	-	208,470	-	-	-
Other	12,554	5,862	47,831	1,017	153	1,795
	596,297	113,015	1,222,480	14,579	11,373	487,628
Long-term assets
Customers and distributors	24,443	-	27,001	-	-	655
CRC transferred to State Government	-	-	1,180,383	-	-	-
Taxes and social contributions paid in advance	48,963	36,348	286,175	11,451	6,473	2,473
Judicial Deposits	5,797	13,533	48,237	237	-	-
Intercompany receivables	577,703	80,480	-	-	244,199	-
Account for compensation of "Portion A"	-	-	55,171	-	-	-
Other	3,871	29,830	112,488	-	1,694	52
	660,777	160,191	1,709,455	11,688	252,366	3,180
Permanent
Investments	4,150	2,257	404	-	501,116	2
Property, plant and equipment	2,980,701	1,023,914	1,825,814	184,056	187	121,568
( - ) Special liabilities	-	(7,140)	(727,663)	-	-	-
Deferred	-	-	-	-	-	92
	2,984,851	1,019,031	1,098,555	184,056	501,303	121,662

Total	4,241,925	1,292,237	4,030,490	210,323	765,042	612,470

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR	COM

Current
Loans and financing	475,318	18,019	23,919	-	-	6,340
Debentures	-	-	6,727	-	-	-
Suppliers	618,875	5,361	595,123	1,222	4	445,296
Taxes and social contributions	8,499	2,115	207,915	1,007	-	3,092
Interest on own capital	23,382	132,434	-	916	38,029	8,652
Accrued payroll costs	15,749	15,646	65,041	4,834	733	655
Pension plan and other post-retirement benefits	24,285	24,317	81,000	5,395	138	-
Regulatory charges	19,521	1,491	54,224	15	-	-
Swap operations	136,982	-	-	-	-	-
Other	178	35	25,653	60	1,406	1,906
	1,322,789	199,418	1,059,602	13,449	40,310	465,941
Long-term liabilities
Loans and financing	406,042	99,859	129,098	-	-	36,524
Debentures	-	-	564,484	-	-	-
Suppliers	889	-	222,585	-	-	-
Pension plan and other post-retirement benefits	101,752	90,145	307,604	19,242	605	723
Taxes and social contributions	-	8,197	51,616	-	-	8,148
Intercompany receibables	-	-	173,740	67,244	333,749	-
Provision for contingencies	38,522	29,307	120,133	682	-	-
	547,205	227,508	1,569,260	87,168	334,354	45,395
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718	39,648
Capital reserves	-	-	-	701	-	-
Income reserves	30,012	83,206	-	107	43,528	51,666
Accrued income	2,987	30,116	(205,540)	(11,752)	16,132	9,820
	2,371,931	865,311	1,401,628	109,706	390,378	101,134

Total	4,241,925	1,292,237	4,030,490	210,323	765,042	612,470

QUARTELY INCOME STATEMENT
AS OF MARCH 31, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TELECOM	PAR	COM

Operating revenues
Electricity sales to final customers	12,482	-	1,214,727	-	-	-
Electricity sales to distributors	284,699	-	26,257	-	-	-
Use of transmission plant	-	90,211	30,928	-	-	-
Telecom revenues	-	-	-	19,610	-	-
Piped gas distribution	-	-	-	-	-	116,302
Other	4,203	351	16,455	-	-	10
Deductions from operating revenues	(37,045)	(5,786)	(385,479)	(2,824)	-	(11,391)
Net operating revenues	264,339	84,776	902,888	16,786	-	104,921
Operating expenses
Payroll and pension plan	(22,376)	(22,194)	(106,315)	(6,800)	(941)	(1,109)
Material	(1,632)	(1,031)	(10,478)	(336)	(1)	(95)
Raw material and supplies for generation of electricity	(79,492)	-	-	-	-	-
Natural gas purchased for resale and supplies for the	-	-	-	-	-	(85,641)
Third-party services	(10,638)	(2,399)	(33,972)	(1,631)	(23)	(740)
Electricity purchase for resale	(12,903)	-	(430,233)	-	-	-
Charges for the use of transmission grid	(29,814)	-	(138,970)	-	-	-
Depreciation and amortization	(25,530)	(9,322)	(36,515)	(6,614)	(11)	(1,168)
Regulatory charges	(18,882)	(655)	(95,507)	(44)	-	-
Other expenses	(2,059)	(1,640)	(26,992)	(322)	(12)	(479)
	(203,326)	(37,241)	(878,982)	(15,747)	(988)	(89,232)
Result of operations	61,013	47,535	23,906	1,039	(988)	15,689
Equity Investment	-	-	-	-	9,309	-
Financial income (expenses)
Financial income	11,960	1,555	67,954	246	11,034	983
Financial expenses	(67,707)	(2,945)	(39,692)	(141)	(337)	(1,777)
	(55,747)	(1,390)	28,262	105	10,697	(794)
Operating income (expenses)	5,266	46,145	52,168	1,144	19,018	14,895
Resultado Não Operacional	(11)	(139)	(3,671)	(8)	-	(18)
Income (loss) before income tax	5,255	46,006	48,497	1,136	19,018	14,877
Income tax and Social contribution	(2,268)	(15,890)	(17,012)	(405)	(2,886)	(5,057)

Net income (loss)	2,987	30,116	31,485	731	16,132	9,820

CONFERENCE CALL

Presentation, in Portuguese, by Mr. Rubens Ghilardi, CEO, CFO and Investor Relations Officer

Date & Tame: Tuesday, May 17, 2005
                           10:00 am EST
                           11:00 am Brasília Time

Number:        (55-11) 2101-1490

Acess Code:     Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.